SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Publicly-held company)

CNPJ/ME nº 06.164.253/0001-87

NIRE 35.300.314.441

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS’ MEETING

Shareholders are hereby called to meet at the Extraordinary Shareholders’ Meeting to be held on August 21, 2019, at 10:00 a.m., at Praça Comte. Linneu Gomes, S/N, Entrance 3 – in the Meeting Room of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”), Jardim Aeroporto, in the Capital of the State of São Paulo, to resolve on the conversion of the 2016 grant of restricted shares into preferred stock options, with the subsequent approval of the relevant Company’s Stock Option Plan.

Only holders of the Company’s common shares will be entitled to vote at the meeting. Any shareholder who wishes to be represented by a proxy at the meeting should refer to Article 126 of Law No. 6404, dated December 15, 1976, and should present the corresponding power of attorney with special powers at the Company’s headquarters, to the attention of the Investor Relations Officer, up to 48 hours prior to the meeting’s scheduled date, in order to expedite service.

We further inform you that the documents referring to the agenda of the meeting are available for review by the Shareholders at the Company’s head-office, as well as on the websites of the Company (http://www.voegol.com.br/ri), the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and the B3 S.A – Brasil, Bolsa e Balcão (www.b3.com.br).

São Paulo, August 06, 2019.

Constantino de Oliveira Junior

Chairman of the Board of Directors

SP - 25897586v1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.